Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	June 30, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
Earnings:
Earnings from Continuing Operations	$2,566	$4,101	$2,935	$2,186	$1,566	$1,200
Add back:
Fixed charges less interest capitalized	157	223	188	181	187	163

Total earnings	$2,723	$4,324	$3,123	$2,367	$1,753	$1,363

Fixed Charges:
Interest, capitalized and expensed	$104	$128	$95	$90	$94	$72
Interest component of rental payments	53	95	93	91	93	91

Total fixed charges	$157	$223	$188	$181	$187	$163

Ratio of Earnings to Fixed Charges	17.3	19.4	16.6	13.1	9.4	8.4

For purposes of computing this ratio, earnings represent income from continuing operations. Fixed charges represent interest expense including amounts capitalized plus the interest factor in rental expense.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Dollars in millions

	June 30, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
Earnings:
Earnings from Continuing Operations	$2,566	$4,101	$2,935	$2,186	$1,566	$1,200
Add back:
Fixed charges less interest capitalized	157	223	188	181	187	163

Total earnings	$2,723	$4,324	$3,123	$2,367	$1,753	$1,363

Fixed Charges:
Interest, capitalized and expensed	$104	$128	$95	$90	$94	$72
Interest component of rental payments	53	95	93	91	93	91
Convertible Preferred Stock Dividends	—	—	—	—	—	—

Total fixed charges	$157	$223	$188	$181	$187	$163

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	17.3	19.4	16.6	13.1	9.4	8.4

For purposes of computing this ratio, earnings represent income from continuing operations. Fixed charges represent interest expense including amounts capitalized plus the interest factor in rental expense and any preferred stock dividend requirements, adjusted to a pretax basis.